AMBOW EDUCATION HOLDING LTD.
12th Floor, Tower 1, Financial Street

Chang’an Center, Shijingshan District

Beijing 100043

People’s Republic of China

May 29, 2018

Mr. Larry Spirgel

Assistant Director
Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ambow Education Holding Ltd. (the “Company”) Registration Statement on Form F-1 File No. 333-220207

Dear Mr. Spirgel:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30pm on May 31, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMBOW EDUCATION HOLDING LTD.

By:	/s/Jin Huang
Name:	Jin Huang
Title:	Chief Executive Officer